August 19, 2010
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019656-0102

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Mr. Howie Hallock United States Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Perritt MicroCap Opportunities Fund, Inc. (File No. 811-05308)
Perritt Funds, Inc. (File No. 811-21556)
Preliminary Proxy Statement on Schedule 14A
Filed August 6, 2010

Dear Mr. Hallock:

On behalf of our clients, Perritt MicroCap Opportunities Fund, Inc. and Perritt Funds, Inc. and their series, the Perritt MicroCap Opportunities Fund and the Perritt Emerging Opportunities Fund (collectively, the “Funds”), set forth below are the Funds’ responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Preliminary Proxy Statement referenced above (the “Proxy Statement”).  The comments were provided by you on August 13, 2010, (202) 551-6968 or hallockh@sec.gov.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in your oral comments, and following such comments are the Funds’ responses.

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.  As appropriate, the Funds have amended the Proxy Statement in response to these comments.

General Comment

1.  In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Funds acknowledging that:

●	the Funds are responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

●
Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement, and

●	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Proxy Statement

2.  In the disclosure about the proposed transaction with Dr. Gerald W. Perritt, please revise the disclosure to indicate Dr. Perritt’s ownership of the parent company of the Funds’ investment adviser following the transaction, and to disclose in more detail Dr. Perritt’s relationship with the Funds’ going forward, including his ownership percentage of the parent company following the transaction and whether or not he will have a consulting or employment relationship with the Funds.  Also, please provide an explanation of how Dr. Perritt’s ceasing to be a portfolio management will impact the management of the Funds going forward.  Also, please indicate whether the Funds will change their names, and whether the Funds have the right to continue to use their names following the transaction.

Response:  The Funds have revised the disclosure as requested.

3.  Item 22(c)(6) of Schedule 14A requires that the Funds disclose the approximate amount of the consideration to be paid to Dr. Perritt in connection with the transaction.  So, please revise the disclosure to reflect this amount.  Also, please disclose the conditions related to the subsequent amounts to be received as part of the transaction unless such amounts are not material.

Response:  The Funds have revised the disclosure as requested, except with respect to the conditions related to the subsequent amounts, as such amounts are not material.

4.  Include the estimated cost of the proxy solicitation to the Funds.

Response:  The Funds have revised the disclosure as requested.

5.  With respect to the changes to the investment restrictions for the Perritt MicroCap Opportunities Fund, please confirm that the changes are not being sought in order to change the investment style or approach of the Funds in connection with the departure of Dr. Perritt.

Response:  The Funds respond by confirming that the changes are not being sought in order to change the investment style or approach of the Funds in connection with the departure of Dr. Perritt.

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Peter Fetzer of Foley & Lardner LLP at 414-297-5596 or Edward Paz of U.S. Bancorp Fund Services, LLC at 414-765-5366.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer